Exhibit 1

NEWS
For Release:	IMMEDIATE

Hadera Paper Ltd.
Additional Decision in Tax Demand at Turkish Company

Hadera, Israel, August 18, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that pursuant to the Company's press release dated February 18, 2010, regarding a tax inspection report received from the Turkish tax authorities at KCTR, the Turkish subsidiary of the associated company Hogla-Kimberly Ltd (49.9%), and pursuant to appeals filed by KCTR regarding the said tax demand, and pursuant to the Company report dated August 1, 2011, regarding the decision of the Turkish court regarding some of these appeals, the Company does hereby announce that on August 16, 2011, it was informed by KCTR that on August 4, 2011, a decision by the Turkish court was received regarding several additional appeals filed by KCTR pertaining to the said tax demand, pursuant to which KCTR is required to make additional payments to the tax authorities amounting to YTL 2.5 million (approximately USD 1.4 million), that sums up to a total amount of approximately YTL 8.6 million including interest and fines (approximately USD 4.8 million), on account of those issues discussed in the relevant appeals covered by the decision.

We note that the level of fines imposed by the court is lower than the fines in the original tax demand.

Consequently, the total sums that KCTR is required to pay according to all of the decisions of the court in Turkey handed down thus far, amount to YTL 9.1 million (approximately USD 5.1 million), and sums up to a total amount of approximately YTL 33.7 million, including interest and fines (approximately USD 19 million). These decisions relate to appeals concerning a principal sum of YTL 9.1 million (approximately USD 5.1 million), representing approximately 27.6% of the overall principal sum of the tax demand.

The Company intends to include a provision on account of its share in the said sum, in its financial statements dated June 30, 2011.

KCTR has informed the Company that it intends to appeal the decision of the court to a higher instance, based on the expert opinion of KCTR's legal consultants, who maintain that - despite the aforementioned court decision - KCTR possesses strong arguments against the demand and that the chances of success in the said appeal, are greater than 50%.

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 23.9 million (approximately USD 13.4 million) and sums up to approximately YTL 101.6 million (without VAT refund offset), including interest and fines (approximately USD 57.2 million). At this time, the Company does not intend to include a provision on account of these outstanding sums in its financial statements dated June 30, 2011.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il